PFS Bancorp

PFS BANCORP, INC.

2003 ANNUAL REPORT

TO STOCKHOLDERS

TABLE OF CONTENTS

President's Letter

Dear Shareholders,

We are pleased to present the third Annual Report of PFS Bancorp, Inc.

In connection with our conversion to a stock company, we changed our fiscal reporting year from June 30th to December 31st. As a result, this is the first year that our consolidated financial statements, as a stock company, reflect our financial results for two calendar year periods. This allows for better and easier reading of comparative numbers.

Net earnings for the year ended December 31, 2003, totaled $827,000, a decrease of $26,000, or 3%, compared to the $853,000 of record net earnings recorded for the year ended December 31, 2002. Diluted earnings per share amounted to $.60 for 2003, compared to $.59 in 2002. The slight drop in net earnings can be attributed primarily to the prevailing low interest rate environment. The resulting decline in net interest margin has affected our financial performance as well as most of our financial institution peers.

Our assets at December 31, 2003 totaled $118.3 million, representing a decrease of $763,000, or 0.6%, compared to December 31, 2002 levels. While total assets dropped, the loan portfolio had experienced growth of $4.6 million or 4.8% to a record high of $100.3 million. The totals of the loan portfolio are further enhanced by the fact that it is made up of $84.4 million or 82.3% in adjustable rate loans. While we believe these numbers look good we are looking for even better growth in 2004. Shareholders' equity at December 31, 2003 totaled a solid $26.9 million or 22.8%, representing the highest capital to assets ratio of any financial institution headquartered in southeastern Indiana.

Apparently, the investment community appreciates our efforts to date. At December 31, 2003, our share price had climbed to $19.65, representing a 26.4% increase over the December 31, 2002 closing price. We have continued to enhance stockholder value by paying a 7.5 cent per share dividend in each quarter of 2003 and through a 5% stock repurchase representing 77,565 shares of our common stock in March 2003. This stock repurchase was announced and completed on the same day at approximately $1.77 per share below book value.

As we continue to grow, we pledge to do our best to maintain your trust. This pledge has been carried forward since the establishment of Peoples in 1887. We have a long and proud legacy to live up to. Our goal has always been to maintain a stable and secure financial institution that provides quality service to our customers while offering competitive rates on our loans and deposits. The key to meeting that goal is, as it always has been, the performance of our employees, who have over 400 years of combined banking experience.

Since our conversion and the formation of PFS Bancorp, we have continued to take actions to increase the value of your investment, which includes searching for quality loans and investments to enhance profitability. We will continue to explore other means to enhance shareholder value. We are encouraged by our progress to date and look forward to building on our successes.

I wish to thank our directors, officers and employees for their support and their continued service and dedication to PFS Bancorp and the Bank. We have made many changes in the past three years and I feel we have just begun to see the potential of PFS. I would also like to thank you as investors for your overwhelming support and confidence in our stock.

Sincerely,

Mel E. Green
President and Chief Executive Officer

BUSINESS OF PFS BANCORP, INC.

PFS Bancorp, Inc., an Indiana corporation ("PFS Bancorp" or the "Corporation"), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Federal Savings Bank ("Peoples" or the "Bank"), a federally chartered savings bank.

Founded in 1887, Peoples is a community and customer oriented stock savings bank organized under the laws of the United States. Peoples conducts business out of its main office located in Aurora, Indiana and two branch offices in Rising Sun and Vevay, Indiana. Peoples' business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to-four-family residential real estate, multi-family real estate and non-residential real estate, as well as consumer loans. Peoples' profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2003, PFS Bancorp had total assets of $118.3 million, deposits of $88.3 million and total shareholders' equity of $26.9 million.

PFS Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"), as its primary federal regulator, and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples up to applicable limits.

MARKET PRICE OF PFS BANCORP COMMON SHARES AND RELATED STOCKHOLDER MATTERS

PFS Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since October 11, 2001, under the symbol "PBNC." Presented below are the high and low trading prices for PFS Bancorp's common shares as well as related dividends for the two year period from January 1, 2002 to December 31, 2003. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.

Quarter ended:	High	Low	Dividends
2003			
December 31, 2003	$20.50	$17.75	$ .075
September 30, 2003	18.00	16.88	.075
June 30, 2003	17.80	15.88	.075
March 31, 2003	16.46	15.18	.075
2002			
December 31, 2002	16.06	14.43	.050
September 30, 2002	17.60	15.26	.050
June 30, 2002	15.95	14.05	.050
March 31, 2002	14.36	13.25	--

As of March 26, 2004, PFS Bancorp had 1,473,728 common shares outstanding held of record by approximately 330 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

	At December 31,	
	2003	2002
	(Dollars In Thousands)	
Selected Balance Sheet Data:		
Total assets	$118,273	$119,036
Cash and cash equivalents[1]	5,187	5,225
Investment securities available for sale	10,016	15,142
Investment securities held to maturity	152	161
Loans receivable-net	100,293	95,702
Deposits	88,328	89,420
Borrowings	2,000	1,000
Shareholders' equity	26,922	27,597
Full service offices	3	3

	Year ended December 31,	
	2003	2002
	(In thousands, except per share data)	
Selected Operating Data:		
Total interest income	$5,747	$6,840
Total interest expense	1,922	2,900
Net interest income	3,825	3,940
Provision for losses on loans	52	92
Net interest income after provision for losses on loans	3,773	3,848
Total other income	398	336
Total general, administrative and other expense	2,780	2,707
Earnings before income taxes	1,391	1,477
Income taxes	564	624
Net earnings	$ 827	$ 853
Earnings per share		
Basic	$.60	$.59
Diluted	$.60	$.59

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Operating Ratios[2]:	At or for the year ended December 31, 2003	2002
Performance Ratios:		
Return on average assets	.70%	.71%
Return on average equity	3.09	3.08
Equity to assets at end of period	22.76	23.18
Interest rate spread[3]	2.67	2.50
Net interest margin[3]	3.28	3.33
Average interest-earning assets to average interest-bearing liabilities	136.92	134.11
Net interest income after provision for losses on loans to total general, administrative and other expense	135.72	142.15
Total general, administrative and other expense to average total assets	2.34	2.25
Dividend payout ratio	50.00	25.42
Asset Quality Ratios:		
Non-performing loans to total loans at end of period[4]	.95%	.93%
Non-performing assets to total assets at end of period[4]	.96	.95
Allowance for loan losses to total loans at end of period	.75	.78
Allowance for loan losses to total non-performing loans at end of period[4]	79.48	84.79
Capital Ratios:		
Tangible capital ratio	18.2%	17.4%
Core capital ratio	18.2	17.4
Risk-based capital ratio	31.2	29.3

(1) Consists of cash and short-term interest-bearing deposits in other financial institutions.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.

(3) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

PFS Bancorp's profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other financial institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Indianapolis. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. PFS Bancorp's profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

Historically, Peoples' business has consisted primarily of originating single-family real estate loans secured by property in its market area. Peoples' loans are primarily funded by deposits. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. To a significantly lesser extent, Peoples also offers multi-family, non-residential, commercial and consumer and other loans.

PFS Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management's control.

Forward-Looking Statements Are Subject to Change

Certain statements are made in this document as to what management expects may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on management's current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. Management's current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.

Critical Accounting Policies

Certain of the Corporation's accounting policies are important to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but without limitation, changes in interest rates, changes in the performance of the economy or changes in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses. If management were to underestimate the allowance for loan losses, earnings could be reduced in the future as a result of greater than expected net loan losses. Overestimations of the required allowance could result in future increases in income, as loan loss recoveries increase or provisions for losses on loans decrease.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from the daily average balances.

	At December 31, 2003		Year ended December 31, 2003			Year ended December 31, 2002		
	Balance	Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
			(Dollars In thousands)					
Interest-earning assets:								
Loans receivable, net(1)	$100,293	5.03%	$ 97,021	$5,269	5.43%	$ 96,013	$6,246	6.51%
Investment securities	10,926	2.95	13,166	402	3.05	11,873	409	3.44
Deposits in other financial institutions(2)	4,332	0.93	6,365	76	1.19	10,532	185	1.76
Total interest-earning assets	115,551	4.68	116,552	5,747	4.93	118,418	6,840	5.78
Non-interest-earning assets	2,722		2,143			2,102		
Total assets	$118,273		$118,695			$120,520		
Interest-bearing liabilities:								
Deposits	$ 83,150	1.74	$ 84,950	1,919	2.26	$ 88,178	2,898	3.29
FHLB advances	2,000	1.75	175	3	1.71	123	2	1.63
Total interest-bearing liabilities	85,150	1.74	85,125	1,922	2.26	88,301	2,900	3.28
Non-interest-bearing liabilities	6,201		6,790			4,431		
Total liabilities	91,351		91,915			92,732		
Total equity(3)	26,922		26,780			27,788		
Total liabilities and equity	$118,273		$118,695			$120,520		
Net interest-earning assets	$ 30,401		$ 31,427			$ 30,117		
Net interest income				$3,825			$3,940	
Interest rate spread		2.94%			2.67%			2.50%
Net interest margin					3.20%			3.33%
Average interest-earning assets to average interest bearing liabilities					136.92%			134.11%

(1) Includes nonaccruing loans. Interest income on loans receivable includes amortized loan fees.
(2) Includes interest-bearing demand deposits and other interest-bearing deposits.
(3) Includes accumulated other comprehensive income.

Rate/Volume Analysis

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected PFS Bancorp's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year ended December 31, 2003 vs December 31, 2002		
	Increase (Decrease) Due to		Total Increase
	Yield/Rate	Volume	(Decrease)
		(In Thousands)	
Interest-earning assets:			
Loans receivable, net	$(1,043)	$ 66	$ (977)
Investment securities	(49)	42	(7)
Deposits in other financial institutions	(49)	(60)	(109)
Total	(1,141)	48	(1,093)
Interest-bearing liabilities:			
Deposits	(877)	(102)	(979)
Borrowings	-	1	1
Total	(877)	(101)	(978)
Increase (decrease) in net interest income	$ (264)	$149	$ (115)

Changes in Financial Condition From December 31, 2002 to December 31, 2003

Total assets amounted to $118.3 million at December 31, 2003, a decrease of $763,000, or .6%, compared to December 31, 2002. The decrease in assets consisted primarily of a $5.1 million decrease in investment securities, which was partially offset by a $4.6 million increase in loans receivable.

Investment securities totaled $10.2 million at December 31, 2003, a decrease of $5.1 million, or 33.6%, from December 31, 2002 levels. The decrease resulted primarily from maturities and sales of $31.9 million and $3.0 million respectively, which were partially offset by purchases totaling $30.0 million during the year. The average yield on investment securities was 3.05% for 2003.

Loans receivable increased by $4.6 million, or 4.8%, during the year ended December 31, 2003, to a total of $100.3 million. Loan disbursements amounted to $40.1 million and were partially offset by principal payments of $35.5 million. During the year ended December 31, 2003, loan originations were comprised of $25.0 million in loans secured by one- to four-family residential real estate, $8.4 million in loans secured by commercial and nonresidential real estate and $6.7 million in consumer and other loans.

The allowance for loan losses totaled $771,000 and $764,000 at December 31, 2003 and 2002, respectively. Nonperforming and impaired loans totaled $1.5 million and $1.4 million at December 31, 2003 and 2002, respectively. The allowance for loan losses represented 51.9% and 53.8% of nonperforming and impaired loans as of December 31, 2003 and 2002, respectively. The allowance represented approximately .75% and .78% of the total loan portfolio at December 31, 2003 and 2002, respectively. At December 31, 2003, nonperforming and impaired loans were comprised of $923,000 in loans secured by one- to four-family residential real estate, $514,000 in loans secured by nonresidential real estate and $47,000 in commercial, consumer and other loans. Although management believes that its allowance for loan losses at December 31, 2003, was sufficient to cover known and inherent losses in the portfolio based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

Deposits totaled $88.3 million at December 31, 2003, a decrease of $1.1 million, or 1.2% from December 31, 2002 levels. While management generally strives to maintain a moderate level of growth in deposits through marketing and pricing strategies, the current low interest rate environment contributed to the reduction in deposits as depositors sought alternative investments. Such decrease was offset by a $1.0 million increase in advances from the Federal Home Loan Bank.

Shareholders' equity amounted to $26.9 million at December 31, 2003, a decrease of $675,000, or 2.4%, from December 31, 2002 levels. The decrease resulted primarily from the Corporation's $1.3 million repurchase of its common stock for treasury through a 5% stock repurchase program, which was initiated and completed during the quarter ended March 31, 2003. The decrease was also attributable to payment of dividends of $449,000, which was partially offset by net earnings of $827,000 and an increase of $251,000 attributable to the amortization effects of a distribution of shares in connection with the Company's Recognition and Retention Plan and the Employee Stock Ownership Plan.

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002

General. Net earnings amounted to $827,000 for the year ended December 31, 2003, compared to $853,000 for the year ended December 31, 2002. The decrease in earnings of $26,000, or 3.0%, was due primarily to a $115,000 decrease in net interest income and a $73,000 increase in general, administrative and other expense, which were partially offset by a $40,000 decrease in the provision for losses on loans, a $62,000 increase in other income, and a $60,000 decrease in income taxes.

Net Interest Income. Total interest income amounted to $5.7 million for the year ended December 31, 2003, compared to $6.8 million for the year ended December 31, 2002. The decrease of $1.1 million, or 16.0%, was primarily due to a decrease of $977,000, or 15.6%, in interest income on loans, as a result of a 108 basis point decrease in the average yield on loans, which was partially offset by a $1.0 million, or 1.0%, increase in the average balance of loans outstanding year to year. The decrease in the average yield, from 6.51% in the year ended December 31, 2002 to 5.43% in the year ended December 31, 2003 primarily reflects a decrease in market rates.

Interest expense decreased by $978,000, or 33.7%, to $1.9 million for the year ended December 31, 2003, compared to $2.9 million for the year ended December 31, 2002. Such decrease reflects a decline in interest expense on deposits. Interest expense on deposits decreased by $979,000, or 33.8%, due primarily to a decrease in the average rate paid from 3.29% for the year ended December 31, 2002 to 2.26% for the year ended December 31, 2003 and by a $3.2 million, or 3.7%, decrease in the average balance of deposits outstanding year to year. The decrease in the rate paid reflects a decrease in market rates. Interest expense on borrowings increased by $1,000, or 50.0%, due primarily to an increase in the average balance outstanding as the Bank increased its level of borrowings during 2003.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $115,000, or 2.9%, to $3.8 million for the year ended December 31, 2003, compared to $3.9 million for the year ended December 31, 2002. The interest rate spread increased from 2.50% for the year ended December 31, 2002 to 2.67% for the year ended December 31, 2003, while the net interest margin decreased from 3.33% in 2002 to 3.28% in 2003. The average interest-earning assets to average interest-bearing liabilities increased from 134.11% to 136.92% from year to year.

Provision for Losses on Loans. As a result of an analysis of historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general market conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio, management elected to record a provision for losses on loans totaling $52,000 for the year ended December 31, 2003 compared to the $92,000 provision for the year ended December 31, 2002. The current provision was predicated primarily upon the growth in the loan portfolio, including an increase in loans secured by both residential and nonresidential real estate during the year, the level of loan charge-offs during 2003, as well as an increase in nonperforming loans. There can be no assurance that the loan loss allowance will be sufficient to cover losses on nonperforming assets in the future.

Other Income. Other income amounted to $398,000 for the year ended December 31, 2003, an increase of $62,000, or 18.5%, compared to $336,000 for the year ended December 31, 2002. The increase was primarily due to an $80,000 increase in other operating income, consisting primarily of service charges on checking accounts and a $10,000 gain on sale of real estate acquired through foreclosure, which were offset by a $28,000 loss on sale of investment securities.

General, Administrative and Other Expense. General, administrative and other expense increased by $73,000, or 2.7%, to $2.8 million for the year ended December 31, 2003. Employee compensation and benefits increased by $113,000, or 7.8%, due primarily to a $36,000, or 3.6%, increase in compensation expense and a $69,000, or 32.5%, increase in expenses of the stock benefit plans. Specifically, the expense associated with the Employee Stock Ownership Plan increased by $28,000, due primarily to the increase in the fair value of the common shares. The expense related to the Recognition and Retention Plan increased by $41,000, as the 2002 expense reflected only a partial year, from the date shares under this plan were awarded, while 2003 reflects expense for a full year. Occupancy and equipment expense increased by $81,000, or 27.1%, due primarily to an increase in real estate taxes and an increase in depreciation resulting from the purchase of computer equipment in the second half of 2002. The provision for losses on real estate acquired through foreclosure increased by $39,000, or 195.0%, reflecting a decrease in the appraised value of such property. These increases were partially offset by a decrease in data processing expense of $134,000, or 36.9%, due to a realization of lower data processing costs following the data conversion in 2002, and a decrease in other operating expense of $21,000, or 4.0%, to $502,000 for the year ended December 31, 2003 compared to $523,000 for the year ended December 31, 2002.

Income Tax. The provision for income taxes totaled $564,000 for the year ended December 31, 2003, a decrease of $60,000, or 9.6%, from the $624,000 recorded for the year ended December 31, 2002. The decrease in income taxes was due primarily to an $86,000, or 5.8%, decrease in pre-tax earnings. The Company's effective tax rates were 40.5% and 42.2% for the years ended December 31, 2003 and 2002, respectively.

Exposure to Changes in Interest Rates

Our ability to maintain net interest income depends upon our ability to earn a higher yield on assets than the rates we pay on our deposits and borrowings. Our interest-earning assets consist primarily of long-term residential mortgage loans which have adjustable rates of interest. Our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise since our adjustable-rate loans typically do not adjust as rapidly as our liabilities.

Quantitative Analysis. The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the OTS which show the impact of changing interest rates on net portfolio value. The report is based on financial data provided by management of Peoples. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans help our profitability if interest rates are stable or declining since these loans have yields that exceed the cost of funds. At December 31, 2003, $18.2 million, or 17.7%, of the total loan portfolio consisted of fixed-rate loans. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have focused primarily on marketing adjustable-rate mortgage loans as well as shorter term commercial real estate and consumer loans. At December 31, 2003, $84.3 million, or 82.3% of the total loan portfolio, consisted of adjustable-rate loans.

Although the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, management also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and net portfolio value, which is defined as the net present value of a savings institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and net portfolio value.

The following tables present Peoples' net portfolio value as of December 31, 2003 and 2002.

		December 31, 2003 Net Portfolio Value		
Change in interest rates (basis points)	Estimated NPV	Estimated NPV as a percentage of assets	Amount of change	Change as a percentage of assets
		(Dollars in thousands)		
+300	$21,223	18.69%	$(3,196)	(203)bp
+200	22,864	19.79	(1,555)	(93)bp
+100	24,006	20.51	(413)	(21)bp
0	24,419	20.72	--	--
-100	24,407	20.63	(12)	(9)bp

		December 31, 2002 Net Portfolio Value		
Change in interest rates (basis points)	Estimated NPV	Estimated NPV as a percentage of assets	Amount of change	Change as a percentage of assets
		(Dollars in thousands)		
+300	$21,360	18.80%	$(545)	(13)bp
+200	22,001	19.17	96	24bp
+100	22,066	19.13	161	20bp
0	21,905	18.93	--	--
-100	21,821	18.78	(84)	(15)bp

Net portfolio values are not provided by the OTS for a decrease of 200 or 300 basis points.

Liquidity and Capital Resources

Peoples maintains cash and liquid investments in corporate debt securities, municipal obligations and other securities to meet loan commitments and other funding needs.

The following table sets forth information regarding Peoples' obligations and commitments to make future payments under contract as of December 31, 2003.

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands)				
Contractual obligations:					
Advances from the Federal Home Loan Bank	$ 2,000	$ -	$ -	$-	$ 2,000
Certificates of deposit	37,706	13,414	1,013	-	52,133
Amount of commitments expiration per period					
Commitments to originate loans:					
One- to four-family residential loans	877	-	-	-	877
Non-residential real estate loans	2,352	-	-	-	2,352
Undisbursed loans in process	1,361	-	-	-	1,361
Home equity/commercial lines of credit	5,431	-	-	-	5,431
Letters of credit	12	-	-	-	12
Total contractual obligations	$49,739	$13,414	$1,013	$-	$64,166

Peoples anticipates that it will have sufficient funds available to meet its current loan commitments. Based upon historical deposit flow data, Peoples' competitive pricing in its market and management's experience, management believes that a significant portion of maturing certificates of deposit will remain with Peoples.

Liquidity management is both a daily and long-term function of Peoples' management strategy. In the event that Peoples should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned.

Peoples is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2003, Peoples exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 18.2%, 18.2% and 31.2%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding PFS Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of PFS Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on PFS Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
PFS Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of PFS Bancorp, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PFS Bancorp, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
March 3, 2004

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002
(In thousands, except share data)

ASSETS	2003	2002
Cash and due from banks	$ 855	$ 819
Interest-bearing deposits in other financial institutions	4,332	4,406
Cash and cash equivalents	5,187	5,225
Investment securities designated as available for sale - at market	10,016	15,142
Investment securities held to maturity - at amortized cost, which approximates market	152	161
Loans receivable - net	100,293	95,702
Office premises and equipment - at depreciated cost	1,065	1,170
Real estate acquired through foreclosure	169	228
Federal Home Loan Bank stock - at cost	758	730
Accrued interest receivable	395	446
Prepaid expenses and other assets	126	176
Prepaid income taxes	20	-
Deferred income taxes	92	56
Total assets	**$118,273**	**$119,036**

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002
Deposits	$ 88,328	$ 89,420
Advances from the Federal Home Loan Bank	2,000	1,000
Advances by borrowers for taxes and insurance	63	80
Accrued interest payable	12	26
Other liabilities	948	883
Accrued income taxes	-	30
Total liabilities	91,351	91,439
Commitments	-	-
Shareholders' equity		
Preferred stock, 5,000,000 shares authorized, $.01 par value; no shares issued	-	-
Common stock - 10,000,000 shares authorized, $.01 par value; 1,551,293 shares issued	16	16
Additional paid-in capital	15,029	14,971
Retained earnings - restricted	14,101	13,723
Less 77,565 shares of treasury stock - at cost	(1,282)	-
Shares acquired by stock benefit plans	(1,801)	(1,994)
Accumulated other comprehensive income - unrealized gains on securities designated as available for sale, net of related tax effects	859	881
Total shareholders' equity	26,922	27,597
Total liabilities and shareholders' equity	**$118,273**	**$119,036**

The accompanying notes are an integral part of these statements.

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, 2003 and 2002
(In thousands, except share data)

	2003	2002
Interest income		
Loans	$5,269	$6,246
Investment securities	402	409
Interest-bearing deposits and other	76	185
Total interest income	5,747	6,840
Interest expense		
Deposits	1,919	2,898
Borrowings	3	2
Total interest expense	1,922	2,900
Net interest income	3,825	3,940
Provision for losses on loans	52	92
Net interest income after provision for losses on loans	3,773	3,848
Other income		
Gain on sale of real estate acquired through foreclosure	10	-
Loss on sale of investment securities	(28)	-
Other operating	416	336
Total other income	398	336
General, administrative and other expense		
Employee compensation and benefits	1,559	1,446
Occupancy and equipment	380	299
Data processing	229	363
Federal deposit insurance premiums	51	56
Provision for losses on real estate acquired through foreclosure	59	20
Other operating	502	523
Total general, administrative and other expense	2,780	2,707
Earnings before income taxes	1,391	1,477
Income taxes		
Current	528	798
Deferred	36	(174)
Total income taxes	564	624
NET EARNINGS	$ 827	$ 853
EARNINGS PER SHARE		
Basic	$.60	$.59
Diluted	$.60	$.59

The accompanying notes are an integral part of these statements.

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2003 and 2002
(In thousands)

	2003	2002
Net earnings	$827	$853
Other comprehensive income (loss), net of tax:		
Unrealized holding losses on securities during the year, net of tax benefits of $21 for the year ended December 31, 2003	(40)	(1)
Reclassification adjustment for realized losses included in earnings, net of tax benefits of $10 in 2003	18	-
Comprehensive income	$805	$852
Accumulated comprehensive income	$859	$881

The accompanying notes are an integral part of these statements.

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2003 and 2002
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Treasury shares	Shares acquired by stock benefit plans	Unrealized gains (losses) on securities designated as available for sale	Total
Balance at January 1, 2002	$ 16	$14,931	$13,102	$ -	$(1,095)	$882	$27,836
Amortization of expense related to stock benefit plan	-	40	-	-	122	-	162
Purchase of shares for stock benefit plan	-	-	-	-	(1,021)	-	(1,021)
Net earnings for the year ended December 31, 2002	-	-	853	-	-	-	853
Cash dividends of $.15 per share	-	-	(232)	-	-	-	(232)
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	-	(1)	(1)
Balance at December 31, 2002	16	14,971	13,723	-	(1,994)	881	27,597
Amortization of expense related to stock benefit plan	-	58	-	-	193	-	251
Purchase of treasury shares	-	-	-	(1,282)	-	-	(1,282)
Net earnings for the year ended December 31, 2003	-	-	827	-	-	-	827
Cash dividends of $.30 per share	-	-	(449)	-	-	-	(449)
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	-	(22)	(22)
Balance at December 31, 2003	$ 16	$15,029	$14,101	$(1,282)	$(1,801)	$859	$26,922

The accompanying notes are an integral part of these statements.

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003 and 2002
(In thousands)

	2003	2002
Cash flows from operating activities:		
Net earnings for the year	$ 827	$ 853
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Amortization of premium on investment securities	80	70
Amortization of deferred loan origination fees	(61)	(74)
Amortization expense of stock benefit plan	251	162
Gain on sale of real estate acquired through foreclosure	(10)	-
Dividends on Federal Home Loan Bank stock	(28)	-
Loss on sale of investment securities	28	-
Depreciation	189	137
Provision for losses on loans	52	92
Provision for losses on real estate acquired through foreclosure	59	20
Deferred compensation liability	52	48
Increase (decrease) in cash due to changes in:		
Accrued interest receivable	51	(49)
Prepaid expenses and other assets	50	(144)
Other liabilities	13	83
Accrued interest payable	(14)	(9)
Income taxes		
Current	(50)	229
Deferred	(25)	(174)
Net cash provided by operating activities	1,464	1,244
Cash flows provided by (used in) investing activities:		
Proceeds from maturities of investment securities	31,937	17,350
Proceeds from sale of investment securities	3,001	-
Principal repayments on investment securities	9	8
Purchase of investment securities designated as available for sale	(29,953)	(26,610)
Loan principal repayments	35,516	29,639
Loan disbursements	(40,145)	(28,816)
Purchase of office premises and equipment	(84)	(238)
Proceeds from sale of real estate acquired through foreclosure	57	82
Purchase of Federal Home Loan Bank stock	-	(31)
Net cash provided by (used in) investing activities	338	(8,616)
Cash flows provided by (used in) financing activities:		
Net decrease in deposits	(1,092)	(1,009)
Proceeds from Federal Home Loan Bank advances	4,500	1,000
Repayment of Federal Home Loan Bank advances	(3,500)	-
Advances by borrowers for taxes and insurance	(17)	5
Dividends paid on common stock	(449)	(232)
Purchase of treasury shares	(1,282)	-
Shares acquired by stock benefit plans	-	(1,021)
Net cash used in financing activities	(1,840)	(1,257)
Net decrease in cash and cash equivalents	(38)	(8,629)
Cash and cash equivalents at beginning of year	5,225	13,854
Cash and cash equivalents at end of year	$ 5,187	$ 5,225

PFS BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2003 and 2002
(In thousands)

	2003	2002
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 697	$ 553
Interest on deposits and borrowings	$1,936	$2,909
Supplemental disclosure of noncash investing activities:		
Unrealized losses on securities designated as available for sale, net of related tax effects	$ (40)	$ (1)
Transfers from loans to real estate acquired through foreclosure	$ 47	$ 259

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

In May 2001, the Board of Directors of Peoples Federal Savings Bank ("Peoples" or the "Savings Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all the Savings Bank's outstanding stock to a newly formed holding company, PFS Bancorp, Inc. (the "Corporation"). The conversion to the stock form of ownership was completed in October 2001, culminating in the Corporation's issuance of 1,551,293 common shares.

The Savings Bank conducts a general banking business in southeastern Indiana which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. Peoples' profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Peoples can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiary, Peoples. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities

The Corporation accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to shareholders' equity.

Realized gains and losses on sales of securities are recognized using the specific identification method.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

3. Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

4. Loan Origination Fees

The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses (continued)

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Savings Bank's impaired loan information was as follows at December 31:

	2003	2002
	(In thousands)	
Impaired loans with related allowance	$-	$-
Impaired loans with no related allowance	514	519
Total impaired loans	**$514**	**$519**
Average balance of impaired loans	$517	$521
Interest income recognized on impaired loans	$ 25	$ 27

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided primarily using the straight-line and declining balance methods over the useful lives of the assets, generally estimated to be thirty years for the building and building improvements and five to seven years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

7. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Income Taxes

The Corporation accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, deferred compensation, charitable contributions carryforwards and the general loan loss allowance. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

9. Benefit Plans

The Corporation has an Employee Stock Ownership Plan ("ESOP") that provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given year. Expense related to the ESOP totaled approximately $210,000 and $182,000 for the years ended December 31, 2003 and 2002, respectively.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

9. Benefit Plans (continued)

The Corporation also has a Recognition and Retention Plan ("RRP"). Subsequent to the offering of common shares by the Corporation, the RRP purchased 60,835 shares of the Corporation's common stock in the open market. During 2002, 21,294 shares were awarded to members of the Board of Directors and certain members of management. Common stock awarded under the RRP vests ratably over a five year period, commencing with the date of the award. A provision of $71,000 and $30,000 related to the RRP was charged to operations for the years ended December 31, 2003 and 2002, respectively.

The Savings Bank funds its defined benefit pension plan through participation in the Pentegra Defined Benefit Plan (the "Plan"). The Savings Bank is required to fund pension costs accrued. Contributions to the Plan were not required during the year ended December 31, 2002, due to the Plan's overfunded status. The Savings Bank made a $6,000 contribution in 2003 due to the Plan's funding requirements. The provision for pension expense is computed by the Plan's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Plan assets. The Savings Bank is not required to disclose separate actuarial information due to the Plan's classification as a multi-employer pension plan.

The Savings Bank has a 401(k) savings plan for its employees. All employees are eligible and receive matching contributions from the Savings Bank at a predetermined rate. Expense recognized in connection with the 401(k) savings plan totaled approximately $11,000 and $9,000 for the years ended December 31, 2003 and 2002, respectively.

The Savings Bank has a nonqualified Executive Officers and Directors Deferred Compensation Plan (the "Compensation Plan"), which provides for the payment of benefits to its directors and certain officers upon termination of service with the Savings Bank, with full vesting in the Compensation Plan after ten years of service. The deferred compensation unfunded liability reflects the current value of the plan obligation based on a present value of providing a sum certain of $17,800 per year to each participant for ten years after retirement. The present value was determined using an interest rate of 7.5% and the relative time to retirement for each participant. The Savings Bank recorded expense totaling $52,000 and $48,000 for the Compensation Plan during the years ended December 31, 2003 and 2002, respectively.

10. Stock Option Plan

In April 2002, the Board of Directors adopted the PFS Bancorp, Inc. 2002 Stock Option Plan (the "Plan") that provides for the issuance of 152,088 shares of authorized, but unissued shares of common stock at fair value at the date of grant. No options were granted in 2002. Stock options were granted in June 2003 for 62,228 shares at an exercise price equal to fair value of $16.85. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant and each option has an exercise period of ten years from the exercisable date.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

10. Stock Option Plan (continued)

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost had been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

		Year ended December 31, 2003
Net earnings (In thousands)	As reported	$827
	Stock-based compensation, net of tax	(14)
	Pro-forma	**$813**
Earnings per share		
Basic	As reported	$.60
	Stock-based compensation, net of tax	(.02)
	Pro-forma	**$.58**
Diluted	As reported	$.60
	Stock-based compensation, net of tax	(.02)
	Pro-forma	**$.58**

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during 2003: dividend yield of 1.7%; expected volatility of 15.8%; a risk-free interest rate of 3.4%; and an expected life of ten years for all grants.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

10. Stock Option Plan (continued)

A summary of the status of the Plan as of and for the year ended December 31, 2003 is presented below:

	Shares	Weighted-average exercise price
Outstanding at beginning of year	-	$ -
Granted	62,228	16.85
Exercised	-	-
Forfeited	-	-
Outstanding at end of year	62,228	$16.85
Options exercisable at year-end	-	$ -
Weighted-average fair value of options granted during the year		$ 3.82

The following information applies to options outstanding at December 31, 2003:

Number outstanding	62,228
Range of exercise prices	$16.85
Weighted-average exercise price	$16.85
Weighted-average remaining contractual life	9.5 years

11. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment securities: Fair values for investment securities are based on quoted market prices and dealer quotes.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair values of deposits with no stated maturity, such as NOW accounts, passbook accounts and money market passbook accounts are deemed to approximate the amount payable on demand as of December 31, 2003 and 2002. The fair values for fixed-rate certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by borrowers for taxes and insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2003 and 2002, was not material.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 5,187	$ 5,187	$ 5,225	$ 5,225
Investment securities designated as available for sale	10,016	10,016	15,142	15,142
Investment securities held to maturity	152	152	161	161
Loans receivable - net	100,293	101,441	95,702	96,239
Federal Home Loan Bank stock	758	758	730	730
	$116,406	$117,554	$116,960	$117,497
Financial liabilities				
Deposits	$ 88,328	$ 88,876	$ 89,420	$ 90,457
Advances from the Federal Home Loan Bank	2,000	2,000	1,000	1,000
Advances by borrowers for taxes and insurance	63	63	80	80
	$ 90,391	$ 90,939	$ 90,500	$91,537

13. Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $31,000 and $35,000 for the years ended December 31, 2003 and 2002, respectively.

14. Earnings Per Share

Basic earnings per share is computed based upon the weighted-average common shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding gives effect to 86,632 and 97,336 unallocated ESOP shares as of December 31, 2003 and 2002, respectively.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

14. Earnings Per Share (continued)

Diluted earnings per share is computed by taking into consideration common shares outstanding and the dilutive effect of additional potential common shares issuable under the Company's stock option plan. The computations are as follows:

	For the year ended December 31,	
	2003	2002
Weighted-average common shares outstanding (basic)	1,390,238	1,453,957
Dilutive effect of assumed exercise of stock options	37	-
Weighted-average common shares outstanding (diluted)	1,390,275	1,453,957

The Corporation had no dilutive or potentially dilutive securities during the year ended December 31, 2002.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 financial statement presentation.

16. Effects of Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, as required, without material effect on the Corporation's financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. Management adopted SFAS No. 148 effective January 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

16. Effects of Recent Accounting Pronouncements (continued)

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation has no variable interest entities. Management adopted FIN 46 effective July 1, 2003, without material effect on the Corporation's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in SFAS No. 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

NOTE B - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31, 2003 and 2002, are as follows:

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
Municipal obligations	$ 152	$ -	$-	$ 152
Available for sale:				
Corporate debt securities	$8,194	$ 135	$ 4	$8,325
U. S. Government agency securities	500	-	17	483
FHLMC stock	20	1,188	-	1,208
Total investment securities available for sale	$8,714	$1,323	$ 21	$10,016

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
Municipal obligations	$ 161	$ -	$-	$ 161
Available for sale:				
Corporate debt securities	$12,446	$ 124	$-	$12,570
U. S. Government agency securities	1,341	5	-	1,346
FHLMC stock	20	1,206	-	1,226
Total investment securities available for sale	$13,807	$1,335	$-	$15,142

NOTE B - INVESTMENT SECURITIES (continued)

The amortized cost and estimated fair value of corporate debt and U. S. Government agency securities, by contractual terms to maturity, are shown below at December 31, 2003 and 2002.

	2003		2002	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
Due within one year	$5,188	$5,219	$ 7,634	$ 7,613
Due after one through three years	2,506	2,609	4,291	4,398
Due after three through five years	500	497	1,862	1,905
Due after five through ten years	250	240	-	-
Due after ten through fifteen years	250	243	-	-
	$8,694	$8,808	$13,787	$13,916

Municipal obligations are scheduled to mature ratably over the next 15 years.

Proceeds from sales of investment securities totaled $3.0 million during year ended December 31, 2003, resulting in gross realized losses of $28,000.

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2003:

Description of securities	Number of investments	Less than 12 months Fair value	Unrealized losses
		(Dollars in thousands)	
Corporate debt securities	6	$3,678	$ 21

Management has the intent and ability to hold these securities for the foreseeable future. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates. At December 31, 2003, the Corporation had no investment securities that had been in an unrealized loss position for a period of greater than twelve months.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at December 31 was as follows:

	2003	2002
	(In thousands)	
One- to four-family residential real estate	$ 74,663	$70,092
Multi-family residential real estate	2,168	2,490
Construction	3,908	4,397
Nonresidential real estate	14,142	12,695
Commercial	3,282	2,856
Consumer and other loans	4,343	4,872
	102,506	97,402
Less:		
Undisbursed loans in process	1,361	894
Deferred loan origination fees	81	42
Allowance for loan losses	771	764
	$100,293	**$95,702**

As depicted above, the Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $76.8 million, or 77%, of the total loan portfolio at December 31, 2003, and $72.6 million, or 76%, of the total loan portfolio at December 31, 2002. Customarily, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

In the ordinary course of business, the Savings Bank has granted loans to some of its executive officers, directors, and their related interests. In the opinion of management, such loans are within applicable regulatory lending limitations and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $146,000 and $128,000 at December 31, 2003 and 2002, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the years ended December 31 is summarized as follows:

	2003	2002
	(In thousands)	
Beginning balance	$764	$719
Provision for losses on loans	52	92
Charge-off of loans	(47)	(59)
Recoveries	2	12
Ending balance	$771	$764

As of December 31, 2003, the Savings Bank's allowance for loan losses was solely general in nature, which is includible as a component of regulatory risk-based capital.

At December 31, 2003 and 2002, the Savings Bank's nonperforming loans totaled approximately $970,000 and $901,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $30,000 and $20,000 for the years ended December 31, 2003 and 2002, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at December 31:

	2003	2002
	(In thousands)	
Land and improvements	$ 107	$ 107
Buildings and improvements	1,299	1,326
Furniture and equipment	974	1,064
Automobiles	19	26
	2,399	2,523
Less accumulated depreciation and amortization	1,334	1,353
	$1,065	$1,170

NOTE F - DEPOSITS

Deposits consist of the following major classifications at December 31:

Deposit type and weighted-average interest rate (In thousands)	2003	2002
Non-interest bearing accounts	$ 5,178	$ 2,671
NOW accounts		
2003 - 0.46%	7,525	
2002 - 1.08%		14,834
Savings accounts		
2003 - 0.50%	9,604	
2002 - 1.49%		9,519
Super Savers		
2003 - 0.75%	13,888	
2002 - 1.73%		7,163
Total demand, transaction and passbook deposits	36,195	34,187
Certificates of deposit		
Original maturities of:		
Less than 12 months		
2003 - 1.28%	3,616	
2002 - 2.14%		5,711
12 months to 24 months		
2003 - 2.15%	23,653	
2002 - 2.96%		20,481
24 months to 36 months		
2003 - 3.55%	9,540	
2002 - 4.48%		11,560
More than 36 months		
2003 - 4.16%	1,716	
2002 - 4.78%		1,580
Individual retirement		
2003 - 3.21%	8,384	
2002 - 4.54%		9,117
Jumbo		
2003 - 2.31%	5,224	
2002 - 3.10%		6,784
Total certificates of deposit	52,133	55,233
Total deposits	**$88,328**	**$89,420**

At December 31, 2003 and 2002, the Savings Bank had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $13.8 million and $13.7 million, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the years ended December 31 is summarized as follows:

	2003	2002
	(In thousands)	
Savings, NOW and super savers	$ 271	$ 494
Certificates of deposit	1,648	2,404
	$1,919	**$2,898**

Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

	2003	2002
	(In thousands)	
Less than six months	$20,942	$21,926
Six months to one year	16,764	18,867
One year to three years	13,414	13,299
Three years or more	1,013	1,141
	$52,133	**$55,233**

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2003 by pledges of certain residential mortgage loans totaling $2.9 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing Year ending December 31,	2003	2002
		(In thousands)	
1.62%	2003	$ -	$1,000
1.75%	2004	2,000	-
		$2,000	**$1,000**

NOTE H - INCOME TAXES

The provision for income taxes differs from that computed at the statutory corporate tax rate at December 31 as follows:

	2003	2002
	(In thousands)	
Federal income taxes computed at 34% statutory rate	$473	$502
Increase (decrease) in taxes resulting from:		
Dividends received deduction	(5)	(4)
Tax exempt interest	(3)	(3)
State income taxes - net of federal tax benefits	90	106
Other	9	23
Income tax provision per financial statements	**$564**	**$624**
Effective income tax rate	**40.5%**	**42.2%**

The composition of the Corporation's net deferred tax asset at December 31 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2003	2002
	(In thousands)	
Deferred tax assets:		
Stock benefit plans	$ 10	$ 10
Deferred compensation	254	236
General loan loss allowance	289	267
Deferred loan origination fees	19	-
Charitable contribution carryforward	98	98
Total deferred tax assets	670	611
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(10)	-
Difference between book and tax depreciation	(85)	(61)
Deferred loan origination costs	-	(2)
Unrealized gains on securities available for sale	(443)	(454)
State income taxes	(40)	(38)
Total deferred tax liabilities	(578)	(555)
Net deferred tax asset	**$ 92**	**$ 56**

Prior to 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2003, includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $400,000.

NOTE I - LOAN COMMITMENTS

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2003, the Savings Bank had outstanding commitments of approximately $3.2 million to originate loans. Additionally, the Savings Bank was obligated under unused lines of credit for home equity loans totaling $1.6 million and unused lines of credit under commercial loans totaling $3.9 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2003, and will be funded from normal cash flow from operations and borrowings as necessary.

NOTE J - REGULATORY CAPITAL

The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

NOTE J - REGULATORY CAPITAL (continued)

During 2003, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

As of December 31, 2003 and 2002, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

	As of December 31, 2003					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$20,479	18.2%	≥$1,686	≥1.5%	≥$5,620	≥ 5.0%
Core capital	$20,479	18.2%	≥$4,496	≥4.0%	≥$6,744	≥ 6.0%
Risk-based capital	$21,784	31.2%	≥$5,579	≥8.0%	≥$6,974	≥10.0%

	As of December 31, 2002					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$19,450	17.4%	≥$1,674	≥1.5%	≥$5,580	≥ 5.0%
Core capital	$19,450	17.4%	≥$4,464	≥4.0%	≥$6,696	≥ 6.0%
Risk-based capital	$20,755	29.3%	≥$5,674	≥8.0%	≥$7,092	≥10.0%

The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE K - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC.

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002.

PFS BANCORP, INC.
STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002
(In thousands)

ASSETS	2003	2002
Interest-bearing deposits in Peoples Federal Savings Bank	$ 161	$ 191
Interest-bearing deposits in other financial institutions	14	1,248
Investment securities	4,396	4,818
Loan receivable from ESOP	852	973
Investment in Peoples Federal Savings Bank	21,391	20,307
Prepaid expenses and other	28	31
Prepaid income taxes	19	-
Deferred income taxes	87	86
Total assets	$26,948	$27,654
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 26	$ 25
Accrued income taxes	-	32
Total liabilities	26	57
Shareholders' equity		
Common stock and additional paid-in capital	15,045	14,987
Retained earnings	14,101	13,723
Treasury stock	(1,282)	-
Shares acquired by stock benefit plans	(1,801)	(1,994)
Unrealized gains on securities designated as available for sale, net	859	881
Total shareholders' equity	26,922	27,597
Total liabilities and shareholders' equity	$26,948	$27,654

NOTE K - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

PFS BANCORP, INC.
STATEMENTS OF EARNINGS
Years ended December 31, 2003 and 2002
(In thousands)

	2003	2002
Revenue		
Interest income	$ 192	$ 254
Equity in earnings of Peoples Federal Savings Bank	851	801
Total revenue	1,043	1,055
General and administrative expenses	232	151
Earnings before income taxes (credits)	811	904
Income taxes (credits)	(16)	51
NET EARNINGS	$ 827	$ 853

NOTE K - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

PFS BANCORP, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002
(In thousands)

	2003	2002
Cash provided by (used in) operating activities:		
Net earnings for the year	$ 827	$ 853
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities		
Amortization of premiums and discounts on investment securities – net	20	18
Equity in earnings of Peoples Federal Savings Bank	(851)	(801)
Increase (decrease) in cash due to changes in:		
Prepaid expenses and other assets	3	128
Prepaid income taxes	(51)	118
Deferred income taxes	(1)	(98)
Other liabilities	1	18
Net cash provided by (used in) operating activities	(52)	236
Cash flows provided by (used in) investing activities:		
Purchase of investment securities	(17,952)	(16,204)
Proceeds from maturity of investment securities	18,350	16,000
Proceeds from repayments on loan to ESOP	121	122
Net cash provided by (used in) investing activities	519	(82)
Cash flows provided by (used in) financing activities:		
Purchases of treasury stock	(1,282)	-
Dividends paid on common stock	(449)	(232)
Net cash used in financing activities	(1,731)	(232)
Net decrease in cash and cash equivalents	(1,264)	(78)
Cash and cash equivalents at beginning of year	1,439	1,517
Cash and cash equivalents at end of year	$ 175	$ 1,439

Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During 2003 and 2002, the Savings Bank did not distribute dividends to the Corporation.

DIRECTORS AND EXECUTIVE OFFICERS

PFS BANCORP, INC. AND PEOPLES FEDERAL SAVINGS BANK

Directors

Robert L. Laker
Chairman of the Board

Mel E. Green
Director, President and Chief Executive Officer

Gilbert L. Houze
Director and Vice Chairman of the Board

Dale R. Moeller
Director

Carl E. Petty
Director

Jack D. Tandy
Director and Secretary

Executive Officers

Mel E. Green
President and
Chief Executive Officer

Stuart M. Suggs
Corporate Treasurer,
Vice President and
Chief Financial Officer

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

BANKING LOCATIONS

PFS Bancorp, Inc. is an Indiana-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Federal Savings Bank. Peoples Federal Savings Bank is a federally-chartered, SAIF-insured stock savings bank operating through three offices in southeast Indiana.

Main Office

Second and Bridgeway Streets
Aurora, Indiana 47001
(812) 926-0631

Branch Offices

330 Industrial Access Road
Rising Sun, Indiana 47040
(812) 438-2111

705 E. Main Street
Vevay, Indiana 47043
(812) 427-2629

ANNUAL MEETING

The Annual Meeting of Stockholders of PFS Bancorp will be held on May 6, 2004, at 3:00 p.m., Eastern Daylight Savings Time, at PFS Bancorp's main office located at Second and Bridgeway Streets, Aurora, Indiana.

TRANSFER AGENT/REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(908) 272-8511

STOCKHOLDER REQUESTS

Requests for annual reports, quarterly reports and related stockholder literature should be directed to Stuart M. Suggs, Corporate Treasurer, Vice President and Chief Financial Officer, PFS Bancorp, Inc., Second and Bridgeway Streets, Aurora, Indiana 47001.

Stockholders needing assistance with stock records, transfers or lost certificates, please contact PFS Bancorp's transfer agent, Registrar and Transfer Company.